FORM 6-K

02017093

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 20 February 2002

PROCESSED

GlaxoSmithKline plc
(Name of registrant)

MAR 0 4 2002

THOMSON
FINANCIAL

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

20 February 2002

GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on May 2001, it purchased for cancellation 885,000 of its Ordinary 25 pence shares on Wednesday 20 February 2002 at a price of 1745.44 pence per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 20 February, 2002   By: VICTORIA LLEWELLYN
                                            Victoria Llewellyn
                                            Authorised Signatory for and on
                                            behalf of GlaxoSmithKline plc